                     SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   January, 2001
                                          ----------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   DEALINGS BY DIRECTORS
                                 ---------------------
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AMVESCAP PLC
486986
IMMEDIATE RELEASE  3 JANUARY 2001
PLEASE CONFIRM RELEASE
MICHAEL S. PERMAN  TEL: 020 7454 3942

       Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                             DEALINGS BY DIRECTORS

1)    NAME OF COMPANY                       2)     NAME OF DIRECTOR

      AMVESCAP PLC                                 MICHAEL BENSON
 ...............................................................................
3)    Please state whether                  4)     Name of the registered
      notification indicates                       holder(s) and, if more
      that it is in respect                        than one holder, the
      of holding of the                            number of shares held
      Director named in 2                          by each of them. (If
      above or holding of                          notified).
      that person's spouse
      or children under the
      age of 18 or in respect
      of a non-beneficial interest.

      NOTIFICATION IS IN RESPECT
      OF THE DIRECTOR NAMED IN 2                   -
      ABOVE.

 ...............................................................................
5)    Please state whether
      notification relates to a             6)     Please state the nature
      person(s) connected with                     of the transaction and
      the Director named in 2                      the nature and extent of
      above and identify the                       the directors interest in
      connected person(s).                         the transaction.

      AS 3 ABOVE                                   EXERCISE OF EMPLOYEE
                                                   SHARESAVE OPTIONS
 ...............................................................................
7)    Number of shares/amount of             8)        (0.0004%)
      stock purchased                                  of issued Class
         2,919
 ...............................................................................
9)    Number of shares/amount               10)        (%)
      of stock disposed                              of issued Class

          -
 ...............................................................................
11)   Class of security                     12)    Price per share

      ORDINARY SHARES                                  334P
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 ...............................................................................
13)   Date of transaction                   14)    Date company informed

      2 JANUARY 2001                               2 JANUARY 2001
 ...............................................................................
15)   Total holding following               16)    Total percentage holding
      this notification                            of issued class following
                                                   this notification

         71,947                                    0.009%
 ...............................................................................
          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
 ...............................................................................
17)   Date of grant                         18)    Period during which or
                                                   date on which exercisable

          -                                                -
 ...............................................................................
19)   Total amount paid (if any)            20)    Description of shares or
      for grant of the option                      debentures involved:
                                                   class, number

          -                                              -
 ...............................................................................
21)   Exercise price (if fixed              22)    Total number of shares or
      at time of grant) or                         debentures over which
      indication that price is                     options held following
      to be fixed at time of                       this notification
      exercise

          -                                              -
 ...............................................................................
23)   Any additional information            24)    Name of contact and tele-
                                                   phone number for queries

          -                                        MICHAEL S. PERMAN
                                                   020 7454 3942
 ...............................................................................
25)   Name and signature of                        MICHAEL S. PERMAN
      authorised company                           AMVESCAP PLC
      official responsible                         COMPANY SECRETARY
      for making this
      notification

      Date of Notification   3 JANUARY 2001
 ...............................................................................

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 3 January, 2001                       By /s/ MICHAEL S. PERMAN
     --------------------                    -----------------------
                                                 (Signature)

                                              Michael S. Perman
                                              Company Secretary